

February 7, 2023

Beth E. Berg
Partner
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

> **Re: Avantax, Inc.**
> **Schedule TO-I/A**
> **Filed February 3, 2023**
> **File No. 005-55807**

Dear Beth E. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your tender offer materials.

Amended Schedule TO-I filed February 3, 2023

Cautionary Note Regarding Forward-Looking Statements, page 10

1. We note your response to comment 1 and reissue. The revised disclosure continues to imply that forward-looking statements are subject to the protections of Section 27(A) of the Securities Act and Section 21(E) of the Exchange Act. Please delete the reference to the PSLRA to remove this implication. See Section 27A(b)(2)(c) of the Exchange Act and Section 21E(b)(2)(c) of the Securities and Exchange Act. See also, Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

Source and Amount of Funds, page 28

2. We note your response to comment 3 and reissue. Please disclose the plans or arrangements to repay the funds used under the Delayed Draw Term Loan Facility to

purchase tendered shares, or if no plans or arrangements have been made, please state. See Item 7 of Schedule TO and Item 1007(d)(2) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions